July 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Jordan Nimitz and Katherine Bagley

Re:	Pixie Dust Technologies, Inc. Registration Statement on Form F-1 Initially filed June 7, 2023, as amended File No. 333-272476

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the prospective underwriters of the proposed offering by Pixie Dust Technologies, Inc. (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on July 31, 2023, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Greenberg Traurig, LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated July 24, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
	Name:	Keith Moore
	Title:	Chief Executive Officer